

06016892

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

September 07, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release - ATCO Structures awarded phase two of Albian Village for Shell's Athabasca Oil Sands Project

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH, D.C. 150 SECTION

FILE NO. 82-34745

ATCO

News Release

August 10, 2006

ATCO AWARDED PHASE TWO OF ALBIAN VILLAGE FOR SHELL'S ATHABASCA OIL SANDS PROJECT

CALGARY, Alberta – ATCO Structures Inc. has been awarded Phase Two of a major contract to manufacture, supply and install high quality workforce housing for an additional 1,660 tradespeople and management personnel at Shell's Athabasca Oil Sands Project (AOSP) Upstream Expansion #1 north of Fort McMurray, Alberta.

Manufacturing of the modules required for Phase Two will begin in ATCO's Calgary facility in the fall of 2006, with the units scheduled to be installed by ATCO Structures and subcontractors in the third quarter of 2007. Once completed, the permanent, multi-storey facility will exceed 500 housing modules and accommodate a total 2,460 workers.

Phase Two, the final phase of the contract, more than triples the Phase One accommodation at Albian Village, the complex now under construction 10 kilometres southeast of Shell's existing Muskeg River Mine with installation scheduled to be completed in the first quarter of 2007.

ATCO Structures was recently awarded Phase One of the contract to build housing for 800 people, including a village with a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors.

ATCO Structures will also complete all underground site services and supply external recreational facilities including an indoor ice hockey rink and baseball field. Parking for more than 800 vehicles, lighting and fencing will also be provided. Subcontractor Clark Builders will complete part of the village design, which includes the core building.

"We are delighted that Albian Sands is moving forward with Phase Two and that ATCO has been selected to provide an additional 1,660 rooms to this unique, premier facility", said Michael Shaw, Managing Director, Global Enterprises, ATCO Group and President, ATCO Structures Inc. "Working with Shell and their partners, we have designed Albian Village to provide a higher level of comfort and amenities for the people working at this remote location."

Albian Sands Energy Inc. operates the Muskeg River Mine on behalf of the AOSP owners, Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P. (20%).

ATCO Structures Inc., part of the ATCO Group, has manufactured, sold and leased workforce housing and modular buildings since 1947 in more than 100 countries around the world. ATCO Group is an Alberta based worldwide organization of companies with assets of $7.5 billion and more than 7000 employees, actively engaged in Power Generation, Utilities and Global Enterprises. Further information on ATCO can be found at www.atco.com.

For further information please contact:
Michael Shaw
Managing Director, Global Enterprises
ATCO Group and
President, ATCO Structures Inc.
Calgary, Alberta
Phone: (403) 292-7591


SEC MAIL
PROCESSING
RECEIVED
2006

Photo Editors: An artist's conceptual rendering of "Albian Village" is available through the wire service.